Exhibit 99.2

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S  R E L E A S E

September 12, 2012

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 68,427,401

WESTERN WIND DEMANDS SAVITR RETRACT ITS

FALSE AND MISLEADING SEPTEMBER 12, 2012 NEWS RELEASE

Vancouver, BC – September 12, 2012 – Western Wind Energy Corp. – (the “Company” or “Western Wind”) (TSX Venture Exchange – “WND”) (OTCQX – “WNDEF”) demands that Savitr immediately retract its September 12, 2012 News Release that makes serious material misstatememts about the Glass Lewis Report.

In the Savitr News Release dated September 12, 2012, it falsely states that Glass Lewis said “In its analysis Glass Lewis clearly acknowledges the governance and management oversight problems that have led to significant value destruction at Western Wind under Jeff Ciachurski.”

The above statement was never mentioned at all, by Glass Lewis. This demonstrates the highly desparaging, false and misleading proxy campaign undertaken by Savitr Capital.

The Glass Lewis Report, was prepared by one of the two largest independent proxy advisory firms in the world, that represent $15 Trillion in funds under management, by institutional investors.

The Glass Lewis Report highlights, on its front page, a “Yes” vote for each one of the current Western Wind board members and a “Do Not Vote” for each of the dissident nominees.

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On the second page, the Report highlights factual Company and trading information including the fact that in the 5-year period, the share price is up 134%, and the 3-year period is up 84% followed by the 1-year period which is up 64%.

The Glass Lewis Report states the 17 largest shareholders, of which Savitir is not one, and Jeff Ciachurski is number 4, (Glass Lewis double counts Brookfield and Goodman as 1 and 2) which makes Jeff Ciachursski the third largest shareholder.

The Glass Lewis Report goes into dialogue about some of the dissident’s concerns and frames it around a paragraph titled “Market Practice” which states verbatim:

“We note that the Company is listed on the TSX Venture Exchange and is therefore subject to less stringent corporate governance and disclosure requirements than firms listed on the TSX. Venture firms, for example, are required by the TSX to maintain an audit committee consisting of only a majority of independent members, rather than an entirely independent membership, and are not required to operate standing compensation or corporate governance/nominating committees. However, Glass Lewis believes venture firms should not always be permitted to follow such relaxed governance standards, particularly with regard to the Company's audit and compensation committees. Our concerns regarding these issues are discussed in further detail below.”

At the complete end of the Report, the final conclusion states verbatim:

“In conclusion, we believe the Dissident has raised several notable concerns regarding the motivation of the board and management to pursue a sale of the Company, including unwillingness to engage with an apparently well qualified buyer in late 2011 and failure to provide updates regarding a review of strategic alternatives that begin in the fall of 2011. Further, we have number of outstanding concerns regarding corporate governance at the Company, including issues with independence and conflicts of interest that are also cited by the Dissident.

Alternatively, we expect the current board and management possess greater knowledge of the Company and its assets and we see that they have taken a number of steps toward a sale of the Company. Notably, the board has retained financial advisors that have undertaken a solicitation effort and the Company states that a select number of parties will soon be invited to engage in more detailed discussions with management. The Company has also provided disclosure regarding the structure and potential timing of the process that serve to bolster its credibility, in our view. Ultimately, we expect the current board and management are best positioned to oversee a sale of the Company in a timely and efficient manner and we believe electing the Dissident nominees could be disruptive to this process.

Taking the above factors together, we believe that shareholders would be well served by the additional independent oversight that could be provided by a Dissident nominee serving on the board, while continuing the sale process that is already underway.

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However, the election of the Dissident nominees is by slate and advocating for any of the Dissident nominees would require advocating for the replacement of all five current directors with the five Dissident nominees. In this case, we do not believe the Dissident's concerns or level of ownership interest in the Company warrant supporting its entire slate of nominees at this time.

Accordingly, we recommend that shareholders vote FOR all management nominees.”

In addition to Western Wind demanding Savitr retract its September 12, 2012 News Release, Western Wind is currently seeking immediate specific legal remedy regarding Savitr’s illegal and misleading use of its logo and trademark on its dissident proxy in a manner that makes retail shareholders believe they are voting for the current board. Further, Western Wind is receiving numerous phone calls from shareholders who are complaining that Savitr is not disclosing itself as Savitr on dissident proxy solicitation phone calls. Rather, the phone room run by Savitr is at times stating that they are shareholders of Western Wind or shareholders itself.

Mr Jeff Ciachurski states “the misleading conduct of Savitr will not be tolerated by the Western Wind shareholders and the actions by Savitr completely disrupt and abuse the democratic process that has been available to public companies for many years. Unfortunately Savitr has blown all its chances to present a singular independent dissident nominee to Western Wind as recommended by Glass Lewis. Rothschild has sent materials to over 50 potential buyers worldwide and 16 are conducting detailed due diligence in the data room now or negotiating their access agreements. “

Voting Instructions

Western Wind urges shareholders to support the current Board of Directors and the sale process currently underway. Vote only the YELLOW proxy and ensure Western Wind receives it prior to Friday, September 21, 2012 at 10:00 a.m. (Vancouver Time). Please do not vote using the dissident proxy. Western Wind’s letters to shareholders, management information circular and other proxy materials can be found on Western Wind’s website: www.westernwindenergy.com. Please check the website regularly for current information regarding the sale process and the shareholder meeting.

If you have any questions and/or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind is a vertically integrated renewable energy production company that owns and operates wind and solar generation facilities with 165 net MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the Toronto Venture Exchange under the symbol “WND”, and in the United States on the OTCQX

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under the symbol “WNDEF”.The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, the 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact: Lawrence Casse at AlphaEdge

Tel: (416) 992-7227
Email: alphaedgeinc@gmail.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be considered “forward-looking statements, such as references to the intended sale of Western Wind and its assets. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding the intention of the Company to complete the sale of the Company or its assets and the development of the Yabucoa Project. The forward-looking statements included in this press release are based on reasonable assumptions, including that the Company will be able to successfully identify a prospective buyer, negotiate the terms of sale and satisfy all conditions required to complete the sale, and that the Company will be able to successfully develop the Yabucoa Project as anticipated or at all. Factors that may cause results to vary from anticipations include the risk that the Company is not able to successfully develop the Yabucoa Project, that the Company may not be able to successfully identify a buyer, negotiate acceptable terms or obtain all applicable government, regulatory and shareholder consents required to complete the sale, that the terms of those consents may not be acceptable to the Company, or, assuming the Company is able to successfully complete the sale, the Company is not able to achieve expected results following such sale. Although Western Wind believes the expectations expressed in the forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those contained in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Western Wind's management on the date the statements are made. Western Wind undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change, except as required by law.

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